Execution Copy
February 24, 2010
Brookfield Asset Management Inc. (“Brookfield”)
Suite 300, Brookfield Place
181 Bay Street
Toronto, Ontario, Canada M5J 2T3
RE: General Growth Properties, Inc. (“GGP”)
Gentlemen:
You have informed us that Brookfield is interested in making a bid to sponsor the plan of reorganization of GGP on the terms and conditions described in Annex A (the “Proposal”). You also have informed us that, because of the expected period of time between the public announcement of the Proposal and approval of ‘stalking horse’ protections by the Bankruptcy Court, Brookfield will not make the Proposal without the benefit of this letter.
Accordingly, to induce you to make the Proposal, each of the undersigned funds (together, “Pershing Square”) hereby agrees that, if a Triggering Event (as defined below) occurs, the undersigned, in proportion to their current equity and equity derivative interests relating to GGP (equivalent to 78,861,451 GGP common shares in the aggregate), shall pay to Brookfield or one or more of its affiliates, as directed by Brookfield prior to the payment date, the Contingent Payment (defined below) on or prior to the 30th day after the later of (x) the consummation of any plan in the chapter 11 case of GGP or any successor company of GGP (a “Plan”) or (y) the conclusion of the valuation period for determining the amount of the Contingent Payment. This Contingent Payment shall be payable, at the election of Pershing Square, in cash or in marketable securities issued or retained in connection with a Plan (valued in the same manner as they are valued for purposes of determining Realized Value Per Share), in each case net of any applicable withholding or similar taxes.
For purposes of this letter:
•	“Contingent Payment” means a payment in an amount equal to 19,715,362 times the excess, if any, of the Realized Value Per Share over the Benchmark Value Per Share. The number 19,715,362 in the preceding sentence is 25% of the 78,861,451 GGP common shares referred to earlier in this letter, though for avoidance of doubt that 19,715,362 number will not change even if Pershing Square’s equity and equity derivative interests relating to GGP change.

•	“Benchmark Value Per Share” means $12.750000 if consummation of a Plan occurs on or before April 7, 2010 and an additional $0.009715 for each calendar day thereafter until consummation of a Plan. As an example, if consummation of a Plan occurs on June 30, 2010, Benchmark Value Per Share would be $13.566060.

•	“Realized Value Per Share” means the value of the cash and securities retained or received per current GGP common share in a Plan, based on the amount of any such cash and based on the average of the volume weighted average prices of any such securities for each of the first 20 trading days after the date of consummation of a Plan. If a Plan provides holders with an election relating to the composition of cash and securities retained or received per current GGP common share, the cash and securities retained or received per current GGP common share shall, for purposes of the preceding sentence, be deemed to be the cash and securities retained or received per current GGP common share by a holder who fails to make any affirmative election and therefore receives the default composition of cash and securities.

•	“Triggering Event” means the consummation of a Plan under Chapter 11 of the United States Bankruptcy Code, but only if:
•	neither Brookfield nor any affiliate of Brookfield, directly or indirectly, participates in the entity or group sponsoring, or provides financing for, or agrees to buy assets or assume liabilities in connection with, a Plan or any plan in a chapter 11 case of any subsidiary of GGP, and

•	the Bankruptcy Court in the Chapter 11 proceeding of GGP shall not have approved any agreement or transaction involving Brookfield or any of its affiliates, including without limitation any ‘stalking horse’ or other deal protections for the benefit of Brookfield or any of its affiliates.
* * *

If the foregoing is in accordance with our understanding, please sign where indicated below and return a copy to us, whereupon this letter will become a binding agreement between us, governed by and construed in accordance with the laws of the State of New York. This agreement is solely for your and our benefit and not the benefit of any third party. This agreement may be amended from time to time solely by your and our written agreement.

Sincerely, PERSHING SQUARE, L.P.
By:	PERSHING SQUARE GP, LLC,
its General Partner
By:	/s/ William A. Ackman	,
Its Managing Member

PERSHING SQUARE II, L.P.
By:	PERSHING SQUARE GP, LLC,
its General Partner
By:	/s/ William A. Ackman	,
its Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.
By:	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.,
its Investment Manager
By:	PS MANAGEMENT GP, LLC,
its General Partner
By:	/s/ William A. Ackman	,
its Managing Member

Agreed as of the date first above written:

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Cyrus Madon

Annex A
[Brookfield Proposal]